Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201
United States

Tel: +1 214 978 3000
Fax: +1 214 978 3099
www.bakermckenzie.com

Albert G. McGrath, Jr.
Tel: +1 214 978 3028
albert.g.mcgrath@bakernet.com

October 26, 2012

Ronald Alper

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Gold Reserve Inc.

Form T-3

Filed June 1, 2012

Amendment No. 1 to Form T-3

Filed June 6, 2012

File: 022-28973

Dear Mr. Alper:

On behalf of Gold Reserve Inc. (“Gold Reserve”), we have electronically transmitted for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to Gold Reserve’s Form T-3, as amended.

Set forth below are the responses of Gold Reserve to the comments contained in the Commission’s June 29, 2012 letter to Rockne J. Timm. For ease of reference, each comment has been repeated below in italics, with Gold Reserve’s responses set forth below each comment. The numbering below corresponds to that used in the Commission’s comment letter.

Indenture Securities, page 3

Item 8. Analysis of Indenture Provisions

1.	Please revise to provide a more complete summary of the indenture, for example provisions relating to default, satisfaction and discharge. See Section 305(a)(2) of the Trust Indenture Act of 1939.

Gold Reserve has amended Form T-3 to provide a more complete summary of the indenture.

Signature, page 5

2.	Please provide an attestation signature. See Form T-3, Signature.

Gold Reserve has amended Form T-3 to provide an attestation signature..

Exhibits

3.	We note that Exhibit T3E(1) is incorporated by reference from Exhibit (a)(1)(A) of the Company’s Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012. With a view to clarifying disclosure, please advise us where the T3E notice statement summarizes the indenture’s terms and covenants.

Item 4 of the Schedule TO provides a summary of the terms negotiated with the Company’s four largest Noteholders, which are incorporated into the terms and covenants of the supplemental indenture.

4.	Please file the form of supplemental indenture and the statement of eligibility and qualification on Form T-1 as separate exhibits.

Gold Reserve has filed the exhibits with Amendment No. 2.

Finally, in response to your request, Gold Reserve has authorized us to acknowledge on its behalf that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (214) 978-3028 after your review of the above responses and Amendment No. 2 as Gold Reserve desires to resolve all of your questions and issues promptly. Thank you for your consideration of this matter.

Sincerely,

Baker & McKenzie LLP

/s/ Albert G. McGrath, Jr.

Albert G. McGrath, Jr.

Ronald Alper October 26, 2012	Page 2